Exhibit 99.53

99.53 Notice of 2014 Annual Meeting

CIPHER PHARMACEUTICALS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 2, 2014

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the common shareholders of Cipher Pharmaceuticals Inc. (“Cipher” or the “Corporation”) will be held on Friday, May 2, 2014 at the offices of Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, at 11:00 a.m. (Toronto time), for the following purposes:

(a)                       to receive and consider the financial statements of the Corporation for the year ended December 31, 2013, together with the report of the auditor thereon;

(b)                        to elect directors for the ensuing year;

(c)                        to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

(d)                        to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Only holders (“Shareholders”) of record at the close of business on Wednesday, March 19, 2014 (the “Record Date”) of common shares of the Corporation are entitled to notice of and to attend the Meeting or any adjournments or postponements thereof and to vote thereat.

Shareholders may vote in person at the Meeting or any adjournments or postponements thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to Computershare Investor Services Inc., attention: Proxy Department, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax (1-866-249-7775 or 416-263-9524) not later than 5:00 p.m. (Toronto time) on April 30, 2014, or with the Chair of the Meeting before the commencement of the Meeting, or, if the Meeting is adjourned or postponed, not less than 24 hours, excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting or with the Chair of the Meeting before the commencement of such adjourned or postponed Meeting. Voting can also be done by phone or internet as described in the accompanying Management Information Circular.

A Management Information Circular relating to the business to be conducted at the Meeting and an Annual Report containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2013 (as applicable) accompany this Notice.

DATED at Toronto, Ontario this 31st day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“GeraldMcDole” (signed)

Chair of the Board of Directors